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                                  EXHIBIT C-7
           SUMMARY DESCRIPTION OF THE PMCIS STOCK PURCHASE AGREEMENT


PMCIS Acquisition and Financing

On September 24, 1997, the Company completed the acquisition of ADAM Investment Services, Inc., now known as PMC Investment Services, Inc. ("PMCIS"), a financial services and investment advisory company headquartered in Atlanta, Georgia. PMCIS has provided investment consulting services to institutional investors since 1980. PMCIS's primary services are based around mutual funds. PMCIS offers 17 model portfolios constructed using no-load mutual funds and funds available at net asset value. These "standard" portfolios consist of 5 global tactical asset allocation portfolios, 5 global strategic asset allocation portfolios and 7 asset class portfolios that concentrate on narrow asset class groups. PMCIS also has 5 strategic asset allocation portfolios constructed using mutual funds that invest in companies that are identified as operating in a socially responsible manner. PMCIS's mutual fund portfolios are also offered as options for use by 401(k) plans and with The Hartford Insurance Company within a variable life contract. PMCIS had one wholly-owned subsidiary, Optima, which it acquired in 1995. Optima provides mutual fund wrap services to clients. Optima was merged into PMCIS in December, 1997.

The agreement providing for the acquisition of PMCIS by the Company provided that the Company would acquire all of the outstanding capital stock of PMCIS for up to $9.0 million in cash and up to $200,000 in Common Stock if certain conditions are met over time. In addition, the Company agreed to assume the normal operating liabilities of PMCIS at closing of the acquisition, estimated to be approximately $1.5 million. At the closing of the PMCIS transaction, the Company paid $5,000,000 in cash and agreed to make two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment will equal 1.0% of PMCIS's standard fee assets under management in excess of $500 million, determined on the one-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million, plus interest thereon at a rate of 8.75%. The second earn-out payment will equal 1.0% of PMCIS's standard fee assets under management in excess of $700 million, determined on the two-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million. PMCIS is now a wholly owned subsidiary of the Company, and the Company

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anticipates that PMCIS will continue to operate as a wholly owned subsidiary of the Company in the near future.

In connection with the PMCIS acquisition, on September 24, 1997, the Company sold 1,220,749 shares of its Common Stock in the PMCIS Private Placement at a price of $6.00 per share. The proceeds from this transaction, after deducting expenses relating to the issuance of the Common Stock, were approximately $6,400,000, of which the Company used $5,000,000 to purchase PMCIS at the PMCIS closing and a substantial amount of the balance for employee severance, relocation, and related expenses associated with the closing of the Atlanta facility. The additional $1,400,000 is currently being used by the Company for working capital purposes.


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